UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 December 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N E W S  R E L E A S E

15 December 2014

CRH ANNOUNCES DISPOSAL OF ITS CLAY AND CONCRETE PRODUCTS BUSINESSES IN UK AND ITS CLAY BUSINESS IN US

CRH plc, the international building materials group, announces today that it has reached agreement to dispose of its clay and concrete businesses in the United Kingdom and its clay business in the United States (together the "Business") to funds managed by Bain Capital Europe LLP ("Bain") for an Enterprise Value (EV) of GBP£414 million (Euro€522million). This amount excludes real estate assets with an estimated market value of GBP£30 million that are being retained by CRH for future disposal.

The transaction is subject to regulatory approvals and is expected to close in H1 2015.

The Business being divested comprises clay companies Ibstock in the UK and Glen Gery in the US, as well as UK concrete products companies Forticrete and Supreme Concrete. As part of the transaction Bain will assume certain debt and pension liabilities relating to the Business and accordingly, the net cash consideration payable to CRH is expected to be approximately GBP£295 million.
In 2013, the Business generated profit before tax of GBP£16 million. Gross assets of the Business at 31 December 2013 totaled approximately GBP£300 million.

All proceeds received by CRH will be used for general corporate purposes.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

By:___/s/Maeve Carton___
M. Carton
Finance Director